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                             February 19, 2021

       Gary A. Simanson
       President and Chief Executive Officer
       Thunder Bridge II Surviving Pubco, Inc.
       9912 Georgetown Pike
       Suite D203
       Great Falls, Virginia 22066

                                                        Re: Thunder Bridge II
Surviving Pubco, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 25,
2021
                                                            File No. 333-252374

       Dear Mr. Simanson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed January 25, 2021

       Cover Page

   1. We note that your cover page is three pages long. Please revise to limit your cover page in accordance with Item
501(b) of Regulation S-K.
   2. We note your disclosure on pages 51-52 regarding the planned change to provisions that will have anti-takeover
effects, such as a classified board of directors with three-year staggered terms and
your disclosure on pages 52-53 about the planned change to the exclusive forum
provision. Please tell us why you have not presented the planned changes as proposals to
be voted upon by shareholders.
 Gary A. Simanson
FirstName LastNameGary    A.Pubco,
                             Simanson
Thunder Bridge II Surviving        Inc.
Comapany19,
February  NameThunder
            2021         Bridge II Surviving Pubco, Inc.
February
Page 2 19, 2021 Page 2
FirstName LastName
Merger Subs, page 8

3. Please provide the percentage that the company will hold of ADK Merger Sub in a pre-
         effective amendment. In addition, please fill in other missing information throughout the proxy statement/prospectus to the extent that it is known. For example, on page 154, please provide the per-share distribution amount, and on 180, please provide the share prices of the securities on the last trading day before the announcement of the MTA.
Summary of the Proxy Statement/Prospectus, page 8

4. We note your disclosure on page 46 with respect to the securities held by your officers, directors and sponsor as well as the private placement warrants issued to your sponsor.
         Please revise the disclosure on page 46 to quantify the return they will receive on their initial investment. In addition, provide similar disclosure in the Summary beginning on page 8 and in the Q&A beginning on page 22 about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date. Include the PIPE investors in your discussion. Refer to CF Disclosure Guidance Topic No. 11 on Special Purpose
         Acquisition Companies.
5. We note your disclosure on page 47 that your sponsor, directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses incurred in connection with performing due diligence on suitable targets for business combinations and the negotiation of the business combination. Please revise the disclosure on page 47 to quantify, if material, the out-of-pocket expenses and provide similar disclosure in the
         Summary beginning on page 8 and in the Q&A beginning on page 22. Refer to CF
         Disclosure Guidance Topic No. 11 on Special Purpose Acquisition Companies.
Because Thunder Bridge II is incorporated under the laws of the Cayman Islands, page 49

6. We note the disclosure on page 50 that Thunder Bridge II has been advised by its Cayman
         Islands legal counsel. If your disclosure is based upon an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.
Related Agreements, page 102

7. Please file as exhibits the Amended Operating Agreement, the Exchange Agreement and
         the Subscription Agreement mentioned on pages 102, 103 and 107, respectively.
Management's Discussion and Analysis of Financial Condition and Results of Operations of indie
Overview, page 195

8. We note the disclosure on page 196 that indie has incurred significant operating losses since inception, and that they will need substantial additional funding to support
 Gary A. Simanson
FirstName LastNameGary    A.Pubco,
                             Simanson
Thunder Bridge II Surviving        Inc.
Comapany19,
February  NameThunder
            2021         Bridge II Surviving Pubco, Inc.
February
Page 3 19, 2021 Page 3
FirstName LastName
         continuing operations. We note also that indie's independent auditor raised substantial doubt about the company's ability to continue as a going concern. Please revise to disclose the going concern opinion on the cover page and in the summary. Please also include risk factor disclosure regarding the going concern opinion and the company's losses since inception.
Results of Operations, page 199

9. We note your risk factor on page 65 that fluctuations in foreign exchange rates against the
         U.S. dollar could result in changes in reported revenues and operating results due to the foreign exchange impact of translating these transactions into U.S. dollars. Please enhance your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.
Liquidity and Capital Resources, page 201

10. Please enhance your disclosure to provide a more robust discussion of changes in operating cash flows for each of the periods presented. Your revised discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive Release No.
33-8350.
Executive Compensation of indie, page 207

11. Please revise your disclosure in this section to include your most recently completed fiscal year.
Financial Statements of Thunder Bridge Acquisition II, Ltd.
Note 6 - Commitments
Registration Rights, page F-13

12. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC
825-20-50-1.
Financial Statements of Ay Dee Kay, LLC, d/b/a indie Semiconductor, page F-30

13. Please provide updated financial statements and related disclosures throughout the filing.
         See Rule 8-08 of Regulation S-X for further information.
Consolidated Statements of Comprehensive Loss, page F-33

14.      Please revise your presentation here and on page F-63 to separately disclose
         comprehensive loss attributable to Ay Dee Kay, LLC and comprehensive loss attributable
 Gary A. Simanson
FirstName LastNameGary    A.Pubco,
                             Simanson
Thunder Bridge II Surviving        Inc.
Comapany19,
February  NameThunder
            2021         Bridge II Surviving Pubco, Inc.
February
Page 4 19, 2021 Page 4
FirstName LastName
         to noncontrolling interest. Refer to ASC 220-10-45-5 and ASC 810-10-50-1A(a).
Consolidated Statements of Cash Flows, page F-35

15. Please breakout for each period presented, the other current and long-term assets and liabilities line item in the cash used in operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate.
2) Summary of Significant Accounting Policies
Revenue, page F-40

16. You disclose that you provide an assurance-type warranty and also offer an extended limited warranty to customers for certain products under limited circumstances. As such, please enhance your disclosure to present a summary of the warranty liability activity for each period presented in accordance with ASC 460-10-50-8.
10) Revenue, page F-52

17. You disclose on page F-53 that deferred revenue increased $1.0 million from January 1,
         2019 to December 31, 2019 due to the timing of payments received from customers.
         Please revise your disclosure to address the fact that deferred revenue actually decreased
         $1.0 million from January 1, 2019 to December 31, 2019.
2) Summary of Significant Accounting Policies
Goodwill, page F-69

18. You disclose that a quantitative goodwill impairment test is not necessary if the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount; however, you also disclose that you will perform a quantitative goodwill impairment test if the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Please revise your disclosure to address this apparent discrepancy.
Signatures, page II-5

19. Please revise to indicate below the second paragraph of text who signed in the capacities of principal financial officer, controller or principal accounting officer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gary A. Simanson
Thunder Bridge II Surviving Pubco, Inc.
February 19, 2021
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel,
Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameGary A. Simanson
                                                     Division of Corporation
Finance
Comapany NameThunder Bridge II Surviving Pubco, Inc.
                                                     Office of Manufacturing
February 19, 2021 Page 5
cc:       Jonathan H. Talcott
FirstName LastName